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March 13, 2009

Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Document Control - EDGAR

RE: PROXY BOOK 1
   N-14 File Number: 333-157520
      Seligman Global Fund Series, Inc.
         Seligman Global Technology Fund (PROPOSAL 1)

   N-14 File Number: 333-157527
      Seligman Growth Fund, Inc. (PROPOSAL 2)

   N-14 File Number: 333-157517
      RiverSource Strategy Series, Inc.
         RiverSource Equity Value Fund (PROPOSAL 3)

   N-14 File Number: 333-157526
      Seligman Value Fund Series, Inc.
         Seligman Smaller-Cap Value Fund (PROPOSAL 4)

PROXY BOOK 2
   N-14 File Number: 333-157525
      RiverSource Large Cap Series, Inc.
         RiverSource Disciplined Equity Fund
            (PROPOSALS 1(A) AND 1(B))

PROXY BOOK 3
   N-14 File Number: 333-157557
      Seligman Municipal Fund Series, Inc.
         Seligman National Municipal Class
            (PROPOSALS 1-14)

PROXY BOOK 4
   N-14 File Number: 333-157556
      RiverSource Market Advantage Series, Inc.
         RiverSource Portfolio Builder Total Equity Fund
            (PROPOSALS 1(A) AND 1(B))
         RiverSource Portfolio Builder Aggressive Fund
            (PROPOSAL 2)
         RiverSource Portfolio Builder Moderate
            Aggressive Fund (PROPOSAL 3)

PROXY BOOK 5
   N-14 File Number: 333-157589
      RiverSource Diversified Income Series, Inc.
         RiverSource Diversified Bond Fund (PROPOSAL 1)

   RiverSource N-14 File Number: 333-157587
      RiverSource Global Series, Inc.
         Threadneedle Emerging Markets Fund
            (PROPOSAL 2)
         Threadneedle Global Equity Fund (PROPOSAL 3)

   N-14 File Number: 333-157590
      RiverSource High Yield Income Series, Inc.
         RiverSource High Yield Bond Fund (PROPOSAL 4)

   N-14 File Number: 333-157586
      RiverSource Investment Series, Inc.
         RiverSource Balanced Fund (PROPOSAL 5)

   N-14 File Number: 333-157588
      RiverSource International Managers Series, Inc.
         RiverSource Partners International Select Growth
            Fund (PROPOSAL 6)

   N-14 File Number: 333-157592
      RiverSource Government Income Series, Inc.
         RiverSource Short Duration U.S. Government
            Fund (PROPOSAL 7)

Dear Ms. Mengiste:

This letter responds to your comment received by telephone on March 5, 2009 for the N-14 filings referenced above. The comment and response are outlined below:

COMMENT: Describe how an accounting survivor was determined applying the NAST factors.

RESPONSE: At meetings of the Funds' Boards of Directors/Trustees in December 2008 and January 2009, RiverSource Investments, LLC, the investment manager for each of the Buying Funds and the Selling Funds in the proposed reorganizations, presented relevant information that, in each case, demonstrates that the Buying Fund is the proper accounting survivor with respect to the proposed reorganization based upon the guidance of

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the Commission Staff in North American Security Trust (pub. avail. August 5,
1994). In North American Security Trust, the Staff stated that it would not recommend enforcement action in accordance with Rule 482 under the Securities Act of 1933, as amended, or Rule 34b-1 under the Investment Company Act of 1940, as amended, if an investment company formed as a result of merging three investment companies advertised its historical performance using, for periods prior to the reorganization, the performance data of the predecessor investment company that it most closely resembled. The Staff stated that, in determining whether any predecessor investment company resembles a new or surviving investment company closely enough to justify the use of the predecessor investment company's performance, the factors to be considered are the investment companies': (i) investment advisers; (ii) investment objectives, policies, and restrictions; (iii) expense structures and expense ratios; (iv) asset sizes; and (v) portfolio compositions. The Staff also stated that the survivor of a business combination for accounting purposes (i.e., the investment company whose financial statements are carried forward) would typically be the investment company whose historical performance may be used by a new or surviving investment company. We understand that the factors used by accountants to determine the accounting survivor of a business combination are essentially identical to those articulated by the Staff in North American Security Trust.

Applying the North American Security Trust factors to the proposed reorganizations strongly suggests that, in each case, the Buying Fund would be considered the accounting survivor for each proposed reorganization:

PROXY BOOK 1

PROPOSAL 1: Proposed reorganization of RiverSource Global Technology Fund
            (Selling Fund) into Seligman Global Technology Fund (Buying Fund)

At the time of reorganization, the combined fund will have the same investment manager and portfolio managers, and the same investment objective, policies and restrictions as the Buying Fund. Although the investment portfolio for both the Buying Fund and the Selling Fund are currently managed by the same portfolio managers, their tenure with the Buying Fund is longer than with the Selling Fund. Prior to the reorganization, the expense structure of the Buying Fund will be changed to be consistent with the other funds in the RiverSource family of funds, including the Selling Fund. However, at the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Selling Fund based upon the length of time the expense structure has been in place. Based on net assets at Oct. 31, 2008, the net asset level of the Buying Fund is greater than that of the Selling Fund. Therefore, the net asset level of the combined fund is expected to more closely resemble that of the Buying Fund. The portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund. The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

PROPOSAL 2: Proposed reorganization of RiverSource Growth Fund (Selling Fund)
            into Seligman Growth Fund, Inc. (Buying Fund)

At the time of reorganization, the combined fund will have the same investment manager and portfolio manager, and the same investment objective, policies and restrictions as the Buying Fund. Although the investment portfolio for both the Buying Fund and the Selling Fund are currently managed by the same portfolio manager, his tenure with the Buying Fund is longer than with the Selling Fund. Prior to the reorganization, the expense structure of the Buying Fund will be changed to be consistent with the other funds in the RiverSource family of funds, including the Selling Fund. However, at the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Selling Fund based upon the length of time the expense structure has been in place. Based on net assets at Oct. 31, 2008, the net asset level of the Buying Fund is less than that of the Selling Fund. Therefore, the net asset level of the combined fund is expected to more closely resemble that of the Selling Fund. The portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund. The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

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PROPOSAL 3: Proposed reorganization of RiverSource Large Cap Value Fund (Selling
            Fund) into RiverSource Equity Value Fund (Buying Fund)

At the time of reorganization, the combined fund will have the same investment manager and portfolio managers, and the same investment objective, policies and restrictions as the Buying Fund. Although the investment portfolio for both the Buying Fund and the Selling Fund are currently managed by the same portfolio managers, their tenure with the Buying Fund is longer than with the Selling Fund. At the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund based upon the overall expense ratio (excluding the impact of any performance incentive adjustment to the management fee). Based on net assets at Oct. 31, 2008, the net asset level of the Buying Fund is greater than that of the Selling Fund. Therefore, the net asset level of the combined fund is expected to more closely resemble that of the Buying Fund. The portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund. The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

PROPOSAL 4: Proposed reorganization of RiverSource Small Cap Advantage Fund
            (Selling Fund) into Seligman Smaller-Cap Value Fund (Buying Fund)

At the time of reorganization, the combined fund will have the same investment manager and portfolio managers, and the same investment objective, policies and restrictions as the Buying Fund. Although the investment portfolio for both the Buying Fund and the Selling Fund are currently managed by the same portfolio managers, their tenure with the Buying Fund is longer than with the Selling Fund. Prior to the reorganization, the expense structure of the Buying Fund will be changed to be consistent with the other funds in the RiverSource family of funds, including the Selling Fund. However, at the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Selling Fund based upon the length of time the expense structure has been in place. Based on net assets at Oct. 31, 2008, the net asset level of the Buying Fund is less than that of the Selling Fund. Therefore, the net asset level of the combined fund is expected to more closely resemble that of the Selling Fund. The portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund. The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

PROXY BOOK 2

PROPOSAL 1(A) AND 1(B): Proposed reorganization (each a "Reorganization") of either or both RiverSource Large Cap Equity Fund (Selling Fund) and Seligman Common Stock Fund (Selling
                        Fund) into RiverSource Disciplined Equity Fund (Buying
                        Fund)

At the time of each Reorganization, the combined fund will have the same investment manager and portfolio managers, and the same investment objective, policies and restrictions as the Buying Fund. Although the investment portfolio for the Buying Fund and each Selling Fund are currently managed by the same portfolio managers, their tenure with the Buying Fund is longer than with each Selling Fund. Prior to each Reorganization, the expense structure of Seligman Common Stock Fund will be changed to be consistent with the other funds in the RiverSource family of funds, including the Buying Fund. However, at the time of each Reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund based upon length of time the expense structure has been in place (compared to Seligman Common Stock Fund only), the presence of a performance incentive adjustment (which is absent for Seligman Common Stock Fund) and the overall expense ratio (compared to each of the Selling Funds and excluding the impact of any performance incentive adjustment to the management fee for RiverSource Large Cap Equity Fund). Based on net assets at Oct. 31, 2008, the net asset level of the Buying Fund is less than that of RiverSource Large Cap Equity Fund and greater than that of Seligman Common Stock Fund. Therefore, the net asset level of the combined fund is expected to more closely resemble that of the Selling Fund when compared to RiverSource Large Cap Equity Fund but is expected to more closely resemble the Buying Fund

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when compared to Seligman Common Stock Fund. The portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of each Selling Fund. The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of each proposed Reorganization.

PROXY BOOK 3

PROPOSALS 1-14:

Proposed reorganization (each a "Reorganization") of any or all of:

     Seligman Colorado Municipal Class, a series of Seligman Municipal Fund Series, Inc.,

     Seligman Florida Municipal Series, a series of Seligman Municipal Series Trust,

     Seligman Georgia Municipal Class, a series of Seligman Municipal Fund Series, Inc.,

     Seligman Louisiana Municipal Class, a series of Seligman Municipal Fund Series, Inc.,

     Seligman Maryland Municipal Class, a series of Seligman Municipal Fund Series, Inc.,

     Seligman Massachusetts Municipal Class, a series of Seligman Municipal Fund Series, Inc.,

     Seligman Michigan Municipal Class, a series of Seligman Municipal Fund Series, Inc.,

     Seligman Missouri Municipal Class, a series of Seligman Municipal Fund Series, Inc.,

     Seligman New Jersey Municipal Fund, Inc.,

     Seligman North Carolina Municipal Series, , a series of Seligman Municipal Series Trust,

     Seligman Ohio Municipal Class, a series of Seligman Municipal Fund Series, Inc.,

     Seligman Oregon Municipal Class, a series of Seligman Municipal Fund Series, Inc.,

     Seligman Pennsylvania Municipal Fund Series, and

     Seligman South Carolina Municipal Class, a series of Seligman Municipal Fund Series, Inc., (each a "Selling Fund"),

into Seligman National Municipal Class, a series of Seligman Municipal Fund Series, Inc., (the "Buying Fund")

For each Reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund. Also, for each Reorganization the investment manager and portfolio managers of the combined fund will be the same as both the Buying Fund and the Selling Fund. For each Reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund. For each Reorganization, except for the combination of Seligman Michigan Municipal Class into the Buying Fund, the combination of Seligman Ohio Municipal Class into the Buying Fund and the combination of Seligman South Carolina Municipal Class into the Buying Fund, the net asset level of the Buying Fund is greater than that of the Selling Fund, based on net assets at Oct. 31, 2008. Therefore, the asset level of the combined fund is expected to more closely resemble that of the Buying Fund except for the combination of Seligman Michigan Municipal Class into the Buying Fund, the combination of Seligman Ohio Municipal Class into the Buying Fund and the combination of Seligman South Carolina Municipal Class into the Buying Fund. For each Reorganization, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund. The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of each proposed Reorganization.

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PROXY BOOK 4

PROPOSAL 1(A): Proposed reorganization of Seligman Asset Allocation Aggressive
               Growth Fund (Selling Fund) into RiverSource Portfolio Builder Total Equity Fund (Buying Fund),

PROPOSAL 1(B): Proposed reorganization of Seligman Asset Allocation Growth Fund
               (Selling Fund) into RiverSource Portfolio Builder Total Equity Fund (Buying Fund),

PROPOSAL 2:    Proposed reorganization of Seligman Asset Allocation Moderate
               Growth Fund (Selling Fund) into RiverSource Portfolio Builder
               Aggressive Fund (Buying Fund), and

PROPOSAL 3:    Proposed reorganization of Seligman Asset Allocation Balanced
               Fund (Selling Fund) into RiverSource Portfolio Builder Moderate
               Aggressive Fund (Buying Fund)

At the time of reorganization, the combined fund will have the same investment manager and portfolio managers, and the same investment objective, policies and restrictions as the Buying Fund. Prior to the reorganization, the expense structure of the Selling Fund will be changed to be consistent with the other funds in the RiverSource family of funds, including the Buying Fund. However, at the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund based upon the length of time the expense structure has been in place and the overall expense ratio. Based on net assets at Oct. 31, 2008, the net asset level of the Buying Fund is greater than that of the Selling Fund. Therefore, the net asset level of the combined fund is expected to more closely resemble that of the Buying Fund. The portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund. The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

PROXY BOOK 5

PROPOSAL 1: Proposed reorganization of Seligman Core Fixed Income Fund, Inc.
            (Selling Fund) into RiverSource Diversified Bond Fund (Buying Fund), and

PROPOSAL 4: Proposed reorganization of Seligman High-Yield Fund (Selling Fund)
            into RiverSource High Yield Bond Fund (Buying Fund)

At the time of reorganization, the combined fund will have the same investment manager and portfolio managers, and the same investment objective, policies and restrictions as the Buying Fund. Although the investment portfolio for both the Buying Fund and the Selling Fund are currently managed by the same portfolio management team, its tenure with the Buying Fund is longer than with the Selling Fund. Prior to the reorganization, the expense structure of the Selling Fund will be changed to be consistent with the other funds in the RiverSource family of funds, including the Buying Fund. However, at the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund based upon the length of time the expense structure has been in place and the overall expense ratio. Based on net assets at Oct. 31, 2008, the net asset level of the Buying Fund is greater than that of the Selling Fund. Therefore, the net asset level of the combined fund is expected to more closely resemble that of the Buying Fund. The portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund. The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

PROPOSAL 2: Proposed reorganization of Seligman Emerging Markets Fund (Selling
            Fund) into Threadneedle Emerging Markets Fund (Buying Fund)

PROPOSAL 3: Proposed reorganization of Seligman Global Growth Fund (Selling
            Fund) into Threadneedle Global Equity Fund (Buying Fund)

PROPOSAL 6: Proposed reorganization of Seligman International Growth Fund
            (Selling Fund) into RiverSource Partners International Select Growth Fund (Buying Fund)

At the time of reorganization, the combined fund will have the same investment manager and subadviser, and the same investment objective, policies and restrictions as the Buying Fund. Prior to the reorganization, the

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                                                                     Page 6 of 6


expense structure of the Selling Fund will be changed to be consistent with the other funds in the RiverSource family of funds, including the Buying Fund. However, at the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund based upon the length of time the expense structure has been in place, the presence of a performance incentive adjustment to the management fee and the overall expense ratio (excluding the impact of any performance incentive adjustment to the management fee for the Buying Fund). Based on net assets at Oct. 31, 2008, the net asset level of the Buying Fund is greater than that of the Selling Fund. Therefore, the net asset level of the combined fund is expected to more closely resemble that of the Buying Fund. The portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund. The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

PROPOSAL 5: Proposed reorganization of Seligman Income and Growth Fund, Inc.
            (Selling Fund) into RiverSource Balanced Fund (Buying Fund), and

PROPOSAL 7: Proposed reorganization of Seligman U.S. Government Fund Securities
            Fund (Selling Fund) into RiverSource Short Duration U.S. Government Fund (Buying Fund)

At the time of reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund. However, the investment manager and portfolio manager(s) for the combined fund will be the same as both the Buying Fund and the Selling Fund. Prior to the reorganization, the expense structure of the Selling Fund will be changed to be consistent with the other funds in the RiverSource family of funds, including the Buying Fund. However, at the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund based upon the length of time the expense structure has been in place, the presence of a performance incentive adjustment to the management fee (for the reorganization of Seligman Income and Growth Fund, Inc. into RiverSource Balanced Fund only) and the overall expense ratio (excluding the impact of any performance incentive adjustment to the management fee for RiverSource Balanced Fund). Based on net assets at Oct. 31, 2008, the net asset level of the Buying Fund is greater than that of the Selling Fund. Therefore, the net asset level of the combined fund is expected to more closely resemble that of the Buying Fund. The portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund. The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

In connection with the above-referenced Registration Statements, each Registrant hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at 612-671-4321 or Andrew Kirn at 612-678-9052

Sincerely,


/s/ Christopher O. Petersen
-------------------------------------
Christopher O. Petersen
Vice President and Group Counsel
Ameriprise Financial, Inc.